UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31152 / July 8, 2014

_____

In the Matter of   :
                                                                                                   :
WHITEHORSE FINANCE, INC.   :
WHITEHORSE FINANCE WAREHOUSE, LLC   :
H.I.G. BAYSIDE DEBT & LBO FUND II, L.P.   :
H.I.G. BAYSIDE LOAN OPPORTUNITY FUND II, L.P.   :
H.I.G. BAYSIDE LOAN OPPORTUNITY FUND III (EUROPE-EURO), L.P.   :
H.I.G. BAYSIDE LOAN OPPORTUNITY FUND III (EUROPE-US$), L.P.   :
WHITEHORSE VI, LTD.   :
WHITEHORSE VII, LTD.   :
WHITEHORSE VIII, LTD.   :
H.I.G. WHITEHORSE ADVISERS, LLC   :
BAYSIDE CAPITAL, INC.   :
H.I.G. WHITEHORSE CAPITAL, LLC   :
H.I.G CAPITAL, L.L.C.   :
                                                                                                   :
                                                                                                   :
c/o Richard Siegel, Esq.   :
H.I.G. WhiteHorse Advisers, LLC   :
1450 Brickell Avenue, 31st Floor   :
Miami, FL 33131   :
                                                                                                   :
                                                                                                   :
(812-14120)   :
                                                                                                   :
_____

ORDER UNDER SECTIONS 57(a)(4) and 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

WhiteHorse Finance, Inc., WhiteHorse Finance Warehouse, LLC, H.I.G. Bayside Debt & LBO
Fund II, L.P., H.I.G. Bayside Loan Opportunity Fund II, L.P., H.I.G. Bayside Loan Opportunity
Fund III (Europe-Euro), L.P., H.I.G. Bayside Loan Opportunity Fund III (Europe-US$), L.P.,
WhiteHorse VI, Ltd., WhiteHorse VII, Ltd., WhiteHorse VIII, Ltd., H.I.G. WhiteHorse Advisers,
LLC, Bayside Capital, Inc., H.I.G. WhiteHorse Capital, LLC and H.I.G. Capital, L.L.C. filed an
application on February 5, 2013, and amendments to the application on July 3, 2013, October 15,
2013 and May 21, 2014, requesting an order under sections 57(a)(4) and 57(i) of the Investment
Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint
transactions otherwise prohibited by section 57(a)(4) of the Act and rule 17d-1 under of the Act.

The order permits a business development company ("BDC") to co-invest with certain affiliated investment funds in portfolio companies.

On June 12, 2014, a notice of the filing of the application was issued (Investment Company Act Release No. 31080). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the BDC in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 57(a)(4) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by WhiteHorse Finance, Inc., et al. (File No. 812-14120) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary